UNITRIN

June 28, 2010

By Fax to: 202-772-9198

Jeffrey Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler,

Thank you very much for your June 18, 2010 letter to Donald G. Southwell, Chairman, President and Chief Executive Officer of Unitrin, Inc. We have reviewed your letter and are analyzing your comments.

Due to summer vacation schedules of several key people involved in the review process, we are requesting an extra three weeks to respond to your letter. We would appreciate an extension of the reply deadline to July 23, 2010.

Sincerely,

/s/ Nanette Hoff

Nanette Hoff

Senior Counsel

cc: Donald G. Southwell, Unitrin, Inc. Chairman, President and Chief Executive Officer

Scot Foley, United States Securities and Exchange Commission

Suzanne Hayes, United States Securities and Exchange Commission

Unitrin, Inc.

One East Wacker Drive Chicago, IL 60601(312) 661-4796 Fax (312) 661-4941 nhoff@unitrin.com